Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 19, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 261 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 7, 2024 and November 15, 2024, with respect to the registration statement of the YieldMax™ Artificial Intelligence and Technology Option Income Portfolio ETF, YieldMax™ Crypto Industry and Technology Option Income Portfolio ETF, YieldMax™ China Option Income Portfolio ETF, YieldMax™ Semiconductor Option Income Portfolio ETF and YieldMax™ Biotech and Pharma Option Income Portfolio ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. Unless noted otherwise in the comment, each comment applies globally to each Fund.

In addition, the Trust notes that it has determined to revise each Fund’s name as shown in the following chart to better reflect the Funds’ strategies:

Old Name	New Name
YieldMax™ Artificial Intelligence and Technology Option Income Portfolio ETF	YieldMax™ AI & Tech Portfolio Option Income ETF
YieldMax™ Crypto Industry and Technology Option Income Portfolio ETF	YieldMax™ Crypto Industry & Tech Portfolio Option Income ETF
YieldMax™ China Option Income Portfolio ETF	YieldMax™ China Portfolio Option Income ETF
YieldMax™ Semiconductor Option Income Portfolio ETF	YieldMax™ Semiconductor Portfolio Option Income ETF
YieldMax™ Biotech and Pharma Option Income Portfolio ETF	YieldMax™ Biotech & Pharma Portfolio Option Income ETF

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively and describe how Other Expenses were reasonably estimated for the current fiscal year.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. In addition, the Trust responds supplementally by confirming that “Other Expenses” were estimated based on anticipated expenses to be incurred by each Fund during its initial fiscal period, and that 0.00% in Other Expenses reflects the fact that each Fund is expected to pay only its unitary management fee during this period.

2.	With respect to each Fund’s Principal Investment Strategies section:
a.	Does the Fund emphasize the ability to achieve option income over company fundamentals? If so, make the relationship between the equity and option portfolio clear in disclosure, particularly as it relates to how and why you select particular underlying securities.
b.	In the last sentence of the first paragraph of the “Options Strategies” section, it states that the Fund’s use of options strategies with ETFs will always be covered. Revise to clarify whether the use of covered options will only apply to ETFs or all underlying securities.
c.	In the second paragraph of the of the “Options Strategies” section, revise to provide more detail on the different options strategies that the Fund will use on a principal basis. With respect to the covered call writing strategy discussed in this paragraph, consider briefly mentioning any limited downside protection that the Fund would be seeking with that strategy.
d.	In addition, with respect to the cash secured put selling discussed in this paragraph, revise to more clearly discuss the outcomes for this strategy.

Response: Revisions have been made to the Funds’ principal investment strategies to address this comment and provided to the Staff under separate cover.

3.	With respect each Fund’s “Options Contracts” risk disclosure, much of the disclosure applies to purchasing options even though the Fund may also sell options. In addition, the disclosure states that the Fund continuously maintains indirect exposure to Underlying Securities through the use of options contracts, which seems to conflict with the Fund’s strategy. In general, ensure the risk factor applies to the Fund specifically rather than serving as a generic options risk factor. Please revise accordingly.

Response: Revisions have been made to the disclosure to address this comment and provided to the Staff under separate cover.

4.	The “Distribution Risk” disclosure says each Fund seeks to provide monthly income. Confirm this is a principal investment strategy and if so revise to discuss this in each Fund’s strategy section.

Response: The Trust confirms supplementally that each Fund’s primary objective is current income and that it intends to pay monthly distributions in accordance with this objective. Revisions have been made to the risk factor to address this comment and provided to the Staff under separate cover.

5.	The “Foreign Securities Risk” disclosure states that financial markets in foreign countries often are not as developed, efficient, or liquid as financial markets in the United States. However, each Fund’s strategy states that it constructs a portfolio of U.S.-listed equity securities. Revise this risk disclosure to reconcile this conflict. In addition, consider revising “Emerging Markets Risk” to discuss difficulties in enforcing shareholder and contractual rights.

Response: The Trust confirms supplementally that each Fund’s exposure to foreign securities, as applicable, are generally through depository receipts rather than through securities listed on foreign exchanges. Revisions have been made to the risk factor to address this comment and provided to the Staff under separate cover. Revisions have also been made to the “Emerging Markets Risk” disclosure in accordance with the Staff’s comment.

6.	Please revise “NAV Erosion Risk Due to Distributions” to explain what an “ex-dividend date” is.

Response: The Trust confirms that revisions will be made to state that the ex-dividend date is the date by which you need to own a dividend-paying stock in order to receive the upcoming dividend payment.

7.	Confirm supplementally that the YieldMax™ China Option Income Portfolio ETF will only purchase Underlying Securities that are U.S. listed as stated in its principal investment strategies.

Response: The Trust confirms supplementally that it will only purchase U.S. listed stocks.

8.	For the Item 9 disclosure entitled “Options Strategies,” certain portions seem to take into consideration that the options are covered and some do not. For example, item 3 in the “Selling Calls” section states that when the underlying security decreases in value, the call option will expire worthless, and the Fund keeps the premium received as profit. However, there is a loss associated with the underlying security having decreased in value and this is not discussed. In general, please evaluate this entire section and revise as necessary to reflect a covered call strategy, assuming the Fund’s options will always be covered. In addition, item 3 in the “Cash-Secured Put Selling” section should be re-written in plain English.

Response: Revisions have been made to the disclosure to address this comment and provided to the Staff under separate cover.

Prospectus - YieldMax™ Crypto Industry and Technology Option Income Portfolio ETF

9.	In the Principal Investment Strategies section, please provide a description of “public, permissionless, blockchain technology.” This description should include a discussion of the application and use cases that the technology and related technologies (e.g., smart contracts and tokens) have been designed to support and/or may support (e.g., so called decentralized finance and non-fungible tokens, which are referenced here). Discuss how public, permissionless blockchains are accessed and used, including the issuance and transfer of crypto assets and wallets, and how they are developed, maintained and governed. Finally, in terms of “mining,” please provide, for context, a brief discussion of the Bitcoin blockchain, and its proof of work consensus mechanism (including the associated block rewards and transaction fees earned through “mining”); the relationship of bitcoin to the Bitcoin blockchain; and the applications and use cases that the Bitcoin blockchain and bitcoin have been designated to support.

Response: Revisions have been made to the Fund’s Item 9 disclosure to address this comment and provided to the Staff under separate cover.

10.	In the Principal Investment Risks section, please discuss the unique risks and challenges associated with blockchain technology, including risks related to the integrity and viability of the consensus mechanism of the blockchain; the blockchains capacity to execute and settle transactions in a timely and predictable manner (in this regard, we note public, permissionless blockchains have been prone to periods of congestion and higher transaction fees); and the development, maintenance and governance of the blockchain, which is generally open source and thus vulnerable to being “forked” by users and miners/validators. Also, in terms of “mining,” discuss the risks to miners arising from transactions moving from the Bitcoin blockchain to so called Layer 2 networks, due to the scalability challenges faced by the Bitcoin blockchain, as well as the so called bitcoin “halving” that occurs about every four years.

Response: Revisions have been made to address this comment and provided to the Staff under separate cover.

11.	We note that the term “crypto currency” is used throughout the registration statement. Please clarify that although bitcoin or similar assets have been called a called a “crypto currency,” they are not widely accepted as a means of payment. Please generally use the term crypto asset or digital asset when referring to bitcoin or similar assets.

Response: Revisions have been made to address this comment and provided to the Staff under separate cover.

12.	Please do not refer to the trading platforms on which crypto assets trade as “exchanges” or use any other language that might suggest that they are regulated as exchanges under the federal securities laws or otherwise. Please refer to them as crypto asset trading platforms or use another similar term. In the Principal Invstment Risks section, please discuss the lack of regulatory compliance and/or oversight of crypto asset trading platforms, and disclose that crypto asset trading platforms are or may become subject to enforcement actions by regulatory authorities.

Response: Revisions have been made to address this comment and provided to the Staff under separate cover.

13.	Revise “Crypto Industry Risk” to disclose that the industry has been, and may continue to be, substantially dependent on speculation.

Response: Revisions have been made to address this comment and provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

Appendix A

YieldMax™ AI & Tech Portfolio Option Income ETF

YieldMax™ Crypto Industry & Tech Portfolio Option Income ETF

YieldMax™ China Portfolio Option Income ETF

YieldMax™ Semiconductor Portfolio Option Income ETF

YieldMax™ Biotech & Pharma Portfolio Option Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315